02022306

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
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SEC FILE NUMBER
8-53299

RECEIVED MAR 0 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/25/2001 AND ENDING 12/31/2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
BondWave L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1001 Warrenville Road, Suite 300
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine (630) 241-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Mark R. Bradley, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BondWave, L.L.C., as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mark R Bradley 2-26-02
Signature Date

Chief Financial Officer
Title

Kelly A Kupetis 2-26-02
Notary Public

"OFFICIAL SEAL"
KELLY A. KUPETIS
Notary Public, State of Illinois
My Commission Expires 06/28/04

BONDWAVE L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$ 952,599
SOFTWARE AND EQUIPMENT - At cost, less accumulated amortization of $64,924	640,513
OFFICE FURNISHINGS AND EQUIPMENT - At cost, less accumulated depreciation of $12,239	73,408
LEASEHOLD IMPROVEMENTS - At cost, less accumulated amortization of $27,511	165,011
OTHER ASSETS	23,871
TOTAL ASSETS	$ 1,855,402
LIABILITIES AND MEMBERS' CAPITAL	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 74,255
MEMBERS' EQUITY	1,781,147
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,855,402

See notes to financial statements.